FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 4, 2011

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: August 4, 2011	By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

Contact:
ASE, Inc. Room 1901, No. 333, Section 1 Keelung Road, Taipei, Taiwan, 110 Tel: + 886.2.8780.5489 Fax: + 886.2.2757.6121 http://www.aseglobal.com	Joseph Tung, CFO / Vice President Allen Kan, Manager ir@aseglobal.com Clare Lin, Director (US Contact) clare.lin@aseus.com Tel: + 1.408.986.6524

ADVANCED SEMICONDUCTOR ENGINEERING, INC. REPORTS UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE SECOND QUARTER OF 2011

Taipei, Taiwan, R.O.C., Aug 4, 2011 – Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) (“We”, “ASE”, or the “Company”), the world’s largest independent provider of IC packaging and testing services, today reported unaudited net revenue1 of NT$46,254 million for the second quarter of 2011 (2Q11), the same as year-over-year while increased by 1% sequentially.  Net income for the quarter totaled NT$3,644 million, down from a net income of NT$4,613 million in 2Q10 and down from net income of NT$3,974 million in 1Q11.  Diluted earnings per share for the quarter were NT$0.60 (or US$0.104 per ADS), compared to diluted earnings per share of NT$0.76 for 2Q10 and diluted earnings per share of NT$0.65 for 1Q11.

RESULTS OF OPERATIONS

2Q11 Results Highlights – Consolidated

●
Net revenue contribution from IC packaging operations, testing operations, EMS operations, substrates sold to third parties and others was NT$25,991 million, NT$5,492 million, NT$14,019 million, NT$677 million and NT$75 million, respectively, and each represented approximately 56%, 12%, 30%, 2% and 0%, respectively, of total net revenues for the quarter.

●	Cost of revenue was NT$37,290 million, up by 2% year-over-year and remained the same sequentially.

-	Raw material cost totaled NT$21,467 million during the quarter, representing 46% of total net revenue, compared with NT$22,196 million and 48% of total net revenue in the previous quarter.

-	Labor cost totaled NT$5,631 million during the quarter, representing 12% of total net revenue, compared with NT$5,288 million and 12% of total net revenue in the previous quarter.

-	Depreciation, amortization and rental expenses totaled NT$5,337 million during the quarter, up by 19% year-over-year and remained the same sequentially.

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with accounting principles generally accepted in the Republic of China, or ROC GAAP.  Such financial information is generated internally by us, and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period.  Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements.  In addition, the financial information presented is not necessarily indicative of our results of operations for any future period.

August 4, 2011

●	Gross margin increased to 19.4% in 2Q11 from 18.8% in 1Q11.

●
Total operating expenses during 2Q11 were NT$4,343 million, including NT$1,703 million in R&D and NT$2,640 million in SG&A, compared with operating expenses of NT$4,271 million in 1Q11.  Total operating expenses as a percentage of net revenue for the current quarter were 9%, the same as previous quarter and 2Q10.

●	Operating income for the quarter totaled NT$4,621 million, up from NT$4,387 million in the previous quarter. Operating margin increased to 10.0% in 2Q11 from 9.5% in 1Q11.

●	In terms of non-operating items:

-	Net interest expense was NT$321 million, up from NT$276 million a quarter ago.

-	Net foreign exchange gain of NT$294 million was primarily attributable to the depreciation of the U.S. dollar against N.T. dollar and Renminbi(“RMB”).

-	Loss on equity-method investments of NT$2 million was primarily attributable to our investment in Hung Ching Development & Construction Co. and other investments.

-	Loss on valuation of financial assets and liabilities was NT$ 94 million.

-
Other non-operating income of NT$251 million was primarily related to miscellaneous gain.  Total non-operating income for the quarter was NT$128 million, compared to non-operating expenses of NT$380 million for 2Q10 and non-operating income of NT$709 million for 1Q11.

●
Income before tax was NT$4,749 million for 2Q11, compared to NT$5,096 million in the previous quarter.  We recorded income tax expense of NT$998 million during the quarter, compared to NT$963 million in 1Q11.

●	In 2Q11, net income was NT$3,644 million, compared to a net income of NT$4,613 million for 2Q10 and net income of NT$3,974 million for 1Q11.

●
Our total number of shares outstanding at the end of the quarter was 6,052,528,812 including treasury stock owned by our subsidiaries.  Our 2Q11 diluted earnings per share of NT$0.60 (or US$0.104 per ADS) were based on 6,091,010,890 weighted average number of shares outstanding in 2Q11.

2Q11 Results Highlights – IC ATM2

●
Net revenue from IC ATM was NT$32,255 million for the second quarter of 2011, up 2% year-over-year and up 4% sequentially.  Net revenue contribution from IC packaging operations, testing operations, EMS operations, and substrates sold to third parties was NT$26,004 million, NT$5,495 million, NT$79 million and NT$677 million, respectively, and each represented approximately 81%, 17%, 0% and 2%, respectively, of total net revenues for the quarter.

●	Cost of revenues was NT$24,722 million, up 6% year-over-year and up 4% sequentially.

-	Raw material cost totaled NT$10,231 million during the quarter, representing 32% of total net revenue, compared with NT$9,921 million and 32% of total net revenue in the previous quarter.

-	Labor cost totaled NT$5,030 million during the quarter, representing 16% of total net revenue, compared with NT$4,714 million and 15% of total net revenue in the previous quarter.

-	Depreciation, amortization and rental expenses totaled NT$5,014 million during the quarter, up 23% year-over-year and remained the same sequentially.

●	Gross margin increased to 23.4% in 2Q11 from 23.0% in 1Q11.

2 ATM stands for Semiconductor Assembly, Testing and Material.

August 4, 2011

●
Total operating expenses during 2Q11 were NT$3,199 million, including NT$1,290 million in R&D and NT$1,909 million in SG&A, compared with operating expenses of NT$3,125 million in 1Q11.  Total operating expenses as a percentage of net revenue for the current quarter were 10%, the same as the previous quarter and up from 9% in 2Q10.

●	Operating income for the quarter totaled NT$4,334 million, up from NT$3,970 million in the previous quarter. Operating margin increased to 13.4% in 2Q11 from 12.9% in 1Q11.

2Q11 Results Highlights – EMS

●	Net revenue contribution from EMS operations was NT$13,986 million, down by 5% year-over-year and down by 7% sequentially.

●	Cost of revenues was NT$12,471 million, down by 4% year-over-year and down by 7% sequentially.

-	Raw material cost totaled NT$11,297 million during the quarter, representing 81% of total net revenue, compared with NT$12,315 million and 82% of total net revenue in the previous quarter.

-	Labor cost totaled NT$601 million during the quarter, representing 4% of total net revenue, compared with NT$574 million and 4% of total net revenue in the previous quarter.

-	Depreciation, amortization and rental expenses totaled NT$194 million during the quarter, down by 16% year-over-year and remained the same sequentially.

●
Total operating expenses during 2Q11 were NT$1,100 million, including NT$415 million in R&D and NT$685 million in SG&A, compared with operating expenses of NT$1,101 million in 1Q11.  Total operating expenses as a percentage of net revenue for the current quarter were 8%, the same as 2Q10 and up from 7% in 1Q11.

●	Operating income for the quarter totaled NT$415 million, down from NT$547 million in the previous quarter. Operating margin decreased to 3.0% in 2Q11 from 3.6% in 1Q11.

LIQUIDITY AND CAPITAL RESOURCES

●	As of June 30, 2011, our cash and current financial assets totaled NT$20,270 million, compared to NT$28,379 million as of March 31, 2011.

●
Capital expenditures in 2Q11 totaled US$295 million, of which US$220 million was for IC packaging, US$63 million was for testing, US$4 million was for EMS and US$8 million was for interconnect materials.

●
As of June 30, 2011, we had total bank debt of NT$65,533 million, compared to NT$71,391 million as of March 31, 2011.  Total bank debt consisted of NT$26,026 million of revolving working capital loans, NT$2,455 million of the current portion of long-term debt, and NT$37,052 million of long-term debt.  Total unused credit lines amounted to NT$85,851 million.

●	Current ratio as of June 30, 2011 was 1.15, compared to 1.32 as of March 31, 2011. Net debt to equity ratio was 0.47 as of June 30, 2011.

●	Total number of employees was 51,196 as of June 30, 2011, compared to 44,374 as of June 30, 2010 and 49,173 as of March 31, 2011.

BUSINESS REVIEW

IC Packaging Operations3

3 IC packaging services include module assembly services.

August 4, 2011

●	Net revenues generated from our IC packaging operations were NT$26,004 million during the quarter, up by NT$297 million, or by 1% year-over-year, and up by NT$1,163 million, or by 5% sequentially.

●	Net revenues from advanced substrate and leadframe-based packaging accounted for 81% of total IC packaging net revenues during the quarter, down by 2 percentage points from the previous quarter.

●	Gross margin for our IC packaging operations during the quarter was 20.8%, down by 0.8 percentage point from the same quarter last year and up by 0.8 percentage point from the previous quarter.

●
Capital expenditures for our IC packaging operations amounted to US$220 million during the quarter, of which US$189 million was used for wirebonding packaging capacity and US$31 million was used for wafer bumping and flip chip packaging equipment.

●	As of June 30, 2011, there were 13,015 wirebonders in operation. 1,466 wirebonders were added and 55 wirebonders were disposed of during the quarter.

●	Net revenues from flip chip packages and wafer bumping services accounted for 16% of total packaging net revenues, the same as the previous quarter.

Testing Operations

●	Net revenues generated from our testing operations were NT$5,495 million, up by NT$207 million, or by 4% year-over-year, and up by NT$145 million, or by 3% sequentially.

●
Final testing contributed 87% to total testing net revenues, up by 1 percentage point from the previous quarter.  Wafer sort contributed 11% to total testing net revenues, down by 1 percentage point from the previous quarter.  Engineering testing contributed 2% to total testing net revenues, which remained the same as the previous quarter.

●	Depreciation, amortization and rental expense associated with our testing operations amounted to NT$1,698 million, up from NT$ 1,403 million in 2Q10 and down from NT$1,761 million in 1Q11.

●	In 2Q11, gross margin for our testing operations was 30.3%, down by 9.1 percentage points year-over-year and down by 0.6 percentage point from the previous quarter.

●	Capital spending on our testing operations amounted to US$63 million during the quarter.

●	As of June 30, 2011, there were 2,408 testers in operation. 203 testers were added and 24 testers were disposed of during the quarter.

EMS Operations

●	Net revenues generated from our EMS operations were NT$13,986 million, down by NT$740 million, or by 5% year-over-year, and down by NT$1,109 million, or by 7% sequentially.

●
Communications products contributed 34% to total EMS net revenues, down by 7 percentage points from the previous quarter.  Computing products contributed 21% to total EMS net revenues, down by 1 percentage point from the previous quarter.  Consumer products contributed 21% to total EMS net revenues, up by 3 percentage points from the previous quarter. Industrial products contributed 14% to total EMS net revenues, up by 4 percentage points from the previous quarter.  Car products contributed 10% to total EMS net revenues, up by 2 percentage points from the previous quarter.

●	In 2Q11, gross margin for our EMS operations was 10.8%, down by 1.2 percentage point from 2Q10 and down by 0.1 percentage point from the previous quarter.

●	Capital spending on our EMS operations amounted to US$4 million during the quarter.

Substrate Operations

●
PBGA substrate manufactured by ASE amounted to NT$2,361 million during the quarter, down by NT$199 million, or by 8% year-over-year, and up by NT$191 million, or by 9% from the previous quarter. Of the total output of NT$2,361 million, NT$677 million was from sales to external customers.

August 4, 2011

●	Gross margin for substrate operations was 18.3% during the quarter, down by 8.4 percentage points year-over-year and up by 0.1 percentage point from the previous quarter.

●	In 2Q11, our internal substrate manufacturing operations supplied 44% (by value) of our total substrate requirements.

Customers

IC ATM

●
Our five largest customers together accounted for approximately 29% of our total net revenues in 2Q11, the same as previous quarter and 2Q10. No single customer accounted for more than 10% of our total net revenues.

●	Our top 10 customers attributed to 45% of our total net revenues during the quarter, compared to 43% in 2Q10 and 46% in 1Q11.

●	Our customers who are integrated device manufacturers, or IDMs, accounted for 38% of our total net revenues during the quarter, compared to 38% in 2Q10 and 41% in 1Q11.

EMS

●
Our five largest customers together accounted for approximately 56% of our total net revenues in 2Q11, compared to 62% in 2Q10 and 1Q11.  There were two customers which accounted for more than 10% of our total net revenues.

●	Our top 10 customers attributed to 77% of our total net revenues during the quarter, compared to 78% in 2Q10 and 80% in 1Q11.

About ASE, Inc.
ASE, Inc. is the world's largest independent provider of IC packaging services and testing services, including front-end engineering testing, wafer probing and final testing services.  ASE, Inc.’s international customer base of more than 200 customers includes such leading names as ATI Technologies Inc., MediaTek Inc., NEC Electronics Corporation, NVIDIA Corporation, NXP Semiconductors, Qualcomm Incorporated, RF Micro Devices Inc. and STMicroelectronics N.V.  With advanced technological capabilities and a global presence spanning Taiwan, China, Korea, Japan, Singapore, Malaysia and the United States, ASE, Inc. has established a reputation for reliable, high quality products and services.  For more information, visit our website at http://www.aseglobal.com.

Safe Harbor Notice
This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, including statements regarding our future results of operations and business prospects.  Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this presentation.  The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this presentation.  Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor packaging and testing services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new packaging, interconnect materials and testing technologies in order to remain competitive; our ability to successfully integrate pending and future mergers and acquisitions; international business activities; our business strategy; general economic and political conditions, including the recent global financial crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2010 Annual Report on Form 20-F filed on June 17, 2011.

August 4, 2011

Supplemental Financial Information

IC ATM Operations
Amounts in NT$ Millions	2Q/11	1Q/11	2Q/10
Net Revenues	32,255	30,879	31,697
Revenues by End Application
Communications	50%	49%	46%
Computers	15%	16%	18%
Automotive and Consumer	34%	35%	36%
Others	1%	0%	0%
Revenues by Region
North America	54%	51%	52%
Europe	12%	13%	14%
Taiwan	21%	20%	20%
Japan	7%	8%	9%
Other Asia	6%	8%	5%

IC Packaging Operations
Amounts in NT$ Millions	2Q/11	1Q/11	2Q/10
Net Revenues	26,004	24,841	25,707
Revenues by Packaging Type
Advanced substrate & leadframe based	81%	83%	85%
Traditional leadframe based	10%	9%	6%
Module assembly	6%	4%	5%
Others	3%	4%	4%
Capacity
CapEx (US$ Millions)*	220	115	227
Number of Wirebonders	13,015	11,604	10,705

Testing Operations
Amounts in NT$ Millions	2Q/11	1Q/11	2Q/10
Net Revenues	5,495	5,350	5,288
Revenues by Testing Type
Final test	87%	86%	83%
Wafer sort	11%	12%	15%
Engineering test	2%	2%	2%
Capacity
CapEx (US$ Millions)*	63	32	127
Number of Testers	2,408	2,229	1,846

EMS Operations
Amounts in NT$ Millions	2Q/11	1Q/11	2Q/10
Net Revenues	13,986	15,095	14,726
Revenues by End Application
Communications	34%	41%	32%
Computing	21%	22%	23%
Consumer	21%	18%	19%
Industrial	14%	10%	13%
Car	10%	8%	7%
Others	0%	1%	6%
Capacity
CapEx (US$ Millions)*	4	3	7
* Capital expenditure amounts exclude building construction costs.

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Income Statements Data *
(In NT$ millions, except per share data)
(Unaudited)

	For the three months ended			For the period ended
	Jun. 30 2011	Mar. 31 2011	Jun. 30 2010	Jun. 30 2011	Jun. 30 2010
Net revenues:
IC Packaging	25,991	24,812	25,700	50,803	47,781
Testing	5,492	5,339	5,288	10,831	9,951
Direct Material	677	688	702	1,365	1,375
EMS	14,019	15,095	14,726	29,114	24,864
Others	75	71	-	146	-
Total net revenues	46,254	46,005	46,416	92,259	83,971

Cost of revenues	(37,290)	(37,347)	(36,500)	(74,637)	(66,499)
Gross profit	8,964	8,658	9,916	17,622	17,472

Operating expenses:
Research and development	(1,703)	(1,631)	(1,560)	(3,334)	(2,861)
Selling, general and administrative	(2,640)	(2,640)	(2,593)	(5,280)	(4,569)
Total operating expenses	(4,343)	(4,271)	(4,153)	(8,614)	(7,430)
Operating income (loss)	4,621	4,387	5,763	9,008	10,042

Net non-operating (expenses) income:
Interest expense - net	(321)	(276)	(282)	(597)	(574)
Foreign exchange gain (loss)	294	(27)	(80)	267	(84)
Gain (loss) on equity-method investments	(2)	132	36	130	69
Gain (loss) on valuation of financial assets and liabilities	(94)	169	115	75	193
Others	251	711	(169)	962	(189)
Total non-operating (expenses) income	128	709	(380)	837	(585)
Income (loss) before tax	4,749	5,096	5,383	9,845	9,457

Income tax benefit (expense)	(998)	(963)	(611)	(1,961)	(1,067)
(Loss) income from continuing operations and before minority interest	3,751	4,133	4,772	7,884	8,390
Minority interest	(107)	(159)	(159)	(266)	(382)

Net income (loss)	3,644	3,974	4,613	7,618	8,008

Per share data:
Earnings (losses) per share
– Basic	NT$0.61	NT$0.67	NT$0.78	NT$1.28	NT$1.36
– Diluted	NT$0.60	NT$0.65	NT$0.76	NT$1.25	NT$1.34

Earnings (losses) per equivalent ADS
– Basic	US$0.106	US$0.114	US$0.122	US$0.221	US$0.214
– Diluted	US$0.104	US$0.111	US$0.120	US$0.215	US$0.210

Number of weighted average shares used in diluted EPS calculation (in thousands)	6,091,011	6,093,929	6,010,599	6,101,226	5,957,463

Exchange rate (NT$ per US$1)	28.88	29.29	31.78	29.09	31.86

* Figures on this page reflect consolidation of USI starting in February 2010.

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Income Statements Data – IC ATM
(In NT$ millions, except per share data)
(Unaudited)

	For the three months ended			For the period ended
	Jun. 30 2011	Mar. 31 2011	Jun. 30 2010	Jun. 30 2011	Jun. 30 2010
Net revenues:
IC Packaging	26,004	24,841	25,707	50,845	47,794
Testing	5,495	5,350	5,288	10,845	9,951
Direct Material	677	688	702	1,365	1,375
EMS	79	-	-	79	-
Total net revenues	32,255	30,879	31,697	63,134	59,120

Cost of revenues	(24,722)	(23,784)	(23,394)	(48,506)	(44,370)
Gross profit	7,533	7,095	8,303	14,628	14,750

Operating expenses:
Research and development	(1,290)	(1,233)	(1,143)	(2,523)	(2,177)
Selling, general and administrative	(1,909)	(1,892)	(1,793)	(3,801)	(3,387)
Total operating expenses	(3,199)	(3,125)	(2,936)	(6,324)	(5,564)
Operating income (loss)	4,334	3,970	5,367	8,304	9,186

Net non-operating (expenses) income:
Interest expense - net	(278)	(268)	(275)	(546)	(568)
Foreign exchange gain (loss)	280	(11)	(77)	269	(63)
Gain (loss) on equity-method investments	149	315	313	464	640
Gain (loss) on valuation of financial assets and liabilities	(109)	180	101	71	159
Others	204	588	(253)	792	(246)
Total non-operating (expenses) income	246	804	(191)	1,050	(78)
Income (loss) before tax	4,580	4,774	5,176	9,354	9,108

Income tax benefit (expense)	(832)	(645)	(525)	(1,477)	(921)
(Loss) income from continuing operations and before minority interest	3,748	4,129	4,651	7,877	8,187
Minority interest	(104)	(155)	(38)	(259)	(179)

Net income (loss)	3,644	3,974	4,613	7,618	8,008

Per share data:
Earnings (losses) per share
– Basic	NT$0.61	NT$0.67	NT$0.78	NT$1.28	NT$1.36
– Diluted	NT$0.60	NT$0.65	NT$0.76	NT$1.25	NT$1.34

Number of weighted average shares used in diluted EPS calculation (in thousands)	6,091,011	6,093,929	6,010,599	6,101,226	5,957,463

Universal Scientific Industrial Co., Ltd.
Summary of Consolidated Income Statements Data – EMS
(In NT$ millions, except per share data)
(Unaudited)

	For the three months ended			For the period ended
	Jun. 30 2011	Mar. 31 2011	Jun. 30 2010	Jun. 30 2011	Jun. 30 2010
Net revenues:
Total net revenues	13,986	15,095	14,726	29,081	29,232

Cost of revenues	(12,471)	(13,447)	(12,963)	(25,918)	(25,855)
Gross profit	1,515	1,648	1,763	3,163	3,377

Operating expenses:
Research and development	(415)	(398)	(417)	(813)	(815)
Selling, general and administrative	(685)	(703)	(801)	(1,388)	(1,390)
Total operating expenses	(1,100)	(1,101)	(1,218)	(2,201)	(2,205)
Operating income (loss)	415	547	545	962	1,172

Net non-operating (expenses) income:
Total non-operating (expenses) income	65	93	91	158	71
Income (loss) before tax	480	640	636	1,120	1,243

Income tax benefit (expense)	(155)	(295)	(85)	(450)	(159)
(Loss) income from continuing operations and before minority interest	325	345	551	670	1,084
Minority interest	(3)	(3)	(2)	(6)	(4)

Net income (loss)	322	342	549	664	1,080

 Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Balance Sheet Data – Actual Basis*
(In NT$ millions)
(Unaudited)

	As of Jun. 30, 2011	As of Mar. 31, 2011

Current assets:
Cash and cash equivalents	19,583	26,959
Financial assets – current	687	1,420
Notes and accounts receivable	33,060	33,099
Inventories	24,207	24,000
Others	5,967	4,545
Total current assets	83,504	90,023

Financial assets – non current	2,743	2,450
Properties – net	104,566	101,105
Intangible assets	14,829	15,122
Others	4,460	4,750
Total assets	210,102	213,450

Current liabilities:
Short-term debts – revolving credit	26,026	22,191
Current portion of long-term debts	2,455	5,348
Notes and accounts payable	22,538	23,727
Others	21,674	16,734
Total current liabilities	72,693	68,000

Long-term debts	37,052	43,852
Other liabilities	4,205	4,195
Total liabilities	113,950	116,047

Minority interest	3,143	3,445

Shareholders’ equity	93,009	93,958
Total liabilities & shareholders’ equity	210,102	213,450

Current Ratio	1.15	1.32
Net Debt to Equity	0.47	0.44

* Figures on this page reflect consolidation of USI starting in February 2010.

Universal Scientific Industrial Co., Ltd.
Summary of Consolidated Balance Sheet Data – EMS Basis
(In NT$ millions)
(Unaudited)

	As of Jun. 30, 2011	As of Mar. 31, 2011

Current assets:
Cash and cash equivalents	9,177	14,314
Financial assets – current	64	185
Notes and accounts receivable	12,020	12,582
Inventories	6,458	6,949
Others	3,608	478
Total current assets	31,327	34,508

Financial assets – non current	525	495
Properties – net	4,578	4,705
Intangible assets	143	145
Others	840	878
Total assets	37,413	40,731

Current liabilities:
Short-term debts – revolving credit	6,068	7,092
Current portion of long-term debts	516	373
Notes and accounts payable	11,115	12,453
Others	2,089	2,336
Total current liabilities	19,788	22,254

Long-term debts	2,623	1,526
Other liabilities	480	474
Total liabilities	22,891	24,254

Minority interest	82	80

Shareholders’ equity	14,440	16,397
Total liabilities & shareholders’ equity	37,413	40,731